SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

CONTENTS

On March 29, 2024, Eco Wave Power Global AB (publ) issued a press release titled “Eco Wave Power Files its Annual Report on Form 20-F for the Year Ended December 31, 2023, and Announces Significant Progress in Full Year 2023 Financial and Operational Results”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press release dated March 29, 2024, titled “Eco Wave Power Files its Annual Report on Form 20-F for the Year Ended December 31, 2023, and Announces Significant Progress in Full Year 2023 Financial and Operational Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)
(Registrant)

Date: March 29, 2024	By:	/s/ Inna Braverman
	Name:	Inna Braverman
	Title:	Chief Executive Officer

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